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July 17, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.W.

Washington, D.C. 20549

Attn: Christina DiAngelo Fettig and Raymond Be

Re:	Apollo Investment Corporation

Pre-Effective Amendment No. 2 on Form N-2, File No. 333-238518

Annual Report on Form 10-K, File No. 814-00646

Dear Ms. Fettig:

On behalf of Apollo Investment Corporation (the “Registrant”), we are providing the following responses to comments received by telephone from you on July, 2020 relating to the Registrant’s pre-effective amendment filed with the Securities and Exchange Commission on Form N-2 on July 14, 2020 (the “Registration Statement”). All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

1.

In the expense example, assuming a 5% annual return completely in the form of net realized capital gains on investments under the Fees and Expense table, please confirm the calculation of the 1, 3, 5 and 10-year expenses.

The Registrant has recalculated the 1, 3, 5 and 10-year expenses assuming a 5% annual return completely in the form of net realized capital gains on investments and will update the table as disclosed below in a filing pursuant to Rule 424 or 497:

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return (all of which is subject to a capital gains incentive fee)	$114	$320	$499	$849

2.	In future prospectus filings pursuant to Rule 424 or 497, please include a heading “Selected Financial and Other Information” and include appropriate incorporation by reference disclosure.

The Registrant will make the requested change in future filings.

3.

In future prospectus filings pursuant to Rule 424 or 497, please include footnote (3) beside the Carbonfree Chemicals SA LLC (“Carbonfree”) investment because the Registrant does not control Carbonfree.

The Registrant will make the requested change in future filings.

Please call me (202-636-5592) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ STEVEN GRIGORIOU

cc:	David Blass

Joseph Glatt

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